[ROPES & GRAY LLP LETTERHEAD]

October 28, 2005	Steven M. Hoffman (617) 951-7936 steven.hoffman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: James Rosenberg

Re:	Allmerica Financial Corporation (the “Company”) –

  Form 10-K for the Year Ended December 31, 2004

  File No. 1-13754

Dear Mr. Rosenberg:

I am writing in connection with the letter you provided to Mr. Frederick Eppinger dated October 21, 2005 providing additional comments on the Company’s most recent Form 10-K. Your letter indicates that the Company should respond to the comments within 10 business days or tell you when it would provide a response. This it to inform you that the Company plans to respond on or before November 14, 2005. Please let me know if you have any concerns about the Company providing a response no later than that date.

We greatly appreciate your consideration of this matter.

Please direct any questions to my attention at (617) 951-7936 or to the attention of Julie H. Jones at (617) 951-7294.

Very truly yours,

/s/  Steven M. Hoffman

Steven M. Hoffman

cc:	Edward J. Parry III

J. Kendall Huber, Esq.

Warren E. Barnes

Patricia Norton-Gatto

Celeste E. Nelson

Julie H. Jones